UNITED STATES



SECURITIES AND EXCHANGE COMMISSION



Washington, D.C. 20549



SCHEDULE 13G



Under the Securities Exchange Act of 1934



(Amendment No. 1)



ProShares Trust

(Name of Issuer)



ProShares Merger ETF

(Title of Class of Securities)



74348A566

(CUSIP Number)



September 30, 2024



(Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:




.. Rule 13d-1(b)



.. Rule 13d-1(c)



.. Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the

Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Schedule13G



CUSIP No. 74348A566



1. Names of Reporting Persons.

Exencial Wealth Advisors, LLC



2. Check the Appropriate Box if a Member of a Group

(a) .

(b) .



3. SEC Use Only




4. Citizenship or Place of Organization

Oklahoma



Number of Shares Beneficially Owned by Each Reporting Person
With:



5. Sole Voting Power



6. Shared Voting Power

17, 675



7. Sole Dispositive Power



8. Shared Dispositive Power

17, 675



9. Aggregate Amount Beneficially Owned by Each Reporting Person

17, 675



10. Check if the Aggregate Amount in Row (9) Excludes Certain
Shares.



11. Percent of Class Represented by Amount in Row (9)

7.07%



12. Type of Reporting Person

IA



Schedule13G




CUSIP No. 74348A566



1. Names of Reporting Persons.

Burns Wealth Management, Inc.



2. Check the Appropriate Box if a Member of a Group

(a) .

(b) .



3. SEC Use Only



4. Citizenship or Place of Organization

Oklahoma



 Number of Shares Beneficially Owned by Each Reporting Person
With:



5. Sole Voting Power



6. Shared Voting Power

17,675



7. Sole Dispositive Power



8. Shared Dispositive Power

17,675



9. Aggregate Amount Beneficially Owned by Each Reporting Person


17,675



10. Check if the Aggregate Amount in Row (9) Excludes Certain
Shares .



11. Percent of Class Represented by Amount in Row (9)

7.07%



12. Type of Reporting Person

HC



Schedule 13G



CUSIP No. 74348A566

ITEM 1.

(a) Name of Issuer: ProShares Trust

(b) Address of Issuer's Principal Executive Office: 7272 Wisconsin Ave. 21st Floor Bethesda, MD 20814



ITEM 2.

(a) Name of Person Filing: Exencial Wealth Advisors, LLC and Burns Wealth Management, Inc.

(b) Address of Principal Business Office, or if None, Residence: 9108
N. Kelley Ave. Oklahoma City, OK 73131



(c) Citizenship: U.S.

(d) Title of Class of Securities: Exchange Traded Fund

(e) CUSIP Number: 74348A566




ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b)
OR 240.13d-2(b) OR (c), CHECK

WHETHER THE PERSON FILING IS A:



(a) [ ] Broker

or dealer registered under section 15 of the Act (15 U.S.C. 78o);



(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);



(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);



(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);



(e) [X] An investment adviser in accordance with  240.13d-
1(b)(1)(ii)(E);



(f) [ ] An employee benefit plan

or endowment fund in accordance with  240.13d-1(b)(1)(ii)(F);



(g) [X] A parent

holding company or control

person

in accordance with  240.13d-1(b)(1)(ii)(G);



(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);



(i) [ ] A church plan


that is excluded from the definition of an investment company under section 3(c)(14) of the Investment

Company Act of 1940 (15 U.S.C. 80a-3);



(j) [ ] A non-U.S. institution in accordance with  240.13d-1(b)(1)(ii)(J)

(k) [ ] Group, in accordance with  240.13d-1(b)(1)(ii)(K)

.. If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution: N/A



ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 17,675



(b) Percent of class: 7.07%



(c) Number of shares as to which such person has:



 (i) Sole power to vote or to direct the vote



 Exencial Wealth Advisors, LLC - 0

 Burns Wealth Management, Inc. - 0



 (ii) Shared power to vote or to direct the vote



 Exencial Wealth Advisors, LLC - 17,675



 Burns Wealth Management, Inc. - 17,675








 (iii) Sole power to dispose or to direct the disposition of



 Exencial Wealth Advisors, LLC - 0

 Burns Wealth Management, Inc. - 0

 (iv) Shared power to dispose or to direct the disposition of

 Exencial Wealth Advisors, LLC - 17,675

 Burns Wealth Management, Inc. - 17,675



ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.



If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].



ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.



See Item 7 Exhibit attached.




ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE

SECURITY BEING REPORTED ON BY THE PARENT HOLDING
COMPANY.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item

3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.



See Item 7 Exhibit attached.



ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
THE GROUP.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or

ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable.



ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.

See Item 5.



Not Applicable.








ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.



SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,

complete, and correct.

October 31, 2024



(Date)



EXENCIAL WEALTH ADVISORS, LLC



By: /s/ Caleb Dillard



 Caleb Dillard



Chief Operations Officer, Chief Compliance Officer, Member, and
Elected Manager



BURNS WEALTH MANAGEMENT, INC.


By: /s/ John Burns



 John Burns



 Shareholder



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided,

however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.

The name and title of each person who signs the statement shall be typed or printed beneath his signature.



JOINT FILING AGREEMENT

As required by Rule 13d-1 and Rule 13d-2 promulgated under the Securities Exchange Act of 1934 (the "1934 Act"), the

undersigned ( each a "Filing Person"), hereby agree to file jointly a
Schedule 13G and any amendments thereto relating to the

aggregate ownership by each of the Filing Persons of any equity security of a class of ProShares Merger ETF, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings. Each Filing Person agrees that the information set forth in such Schedule 13G and any amendments thereto with respect to such Filing Person will be true, complete, and correct as of the date of such Schedule 13G or such amendment, to the best of such Filing Person's knowledge and belief, after reasonable inquiry.




The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that each Filing Person makes no representations as to the accuracy or adequacy of the information set forth in the Schedule 13G or any amendments thereto with respect to any other Filing Person. Each
Filing Person shall promptly notify all the other Filing Persons if any of the information set forth in the Schedule 13G or any amendments thereto shall become inaccurate in any material respect or if said person learns of information that would require an amendment to the Schedule 13G.







IN WITNESSS WHEROF, the undersigned have set their hands this 31th day of October 2024.







EXENCIAL WEALTH ADVISORS, LLC



By: /s/ Caleb Dillard

Name: Caleb Dillard

Title: Chief Operations Officer, Chief Compliance Officer,

Member, and Elected Manager



BURNS WEALTH MANAGEMENT, INC.



By: /s/ John Burns

Name: John Burns


Title: Shareholder





ITEM 7 - EXHIBIT



Pursuant to the instructions in Item 7 of Schedule 13G, the following table lists the identity and Item 3 classification of each relevant entity/individual that beneficially owns shares of the security class being reported on this Schedule 13G.



Entity/Individual Item 3 Classification



Exencial Wealth Advisors, LLC IA



Burns Wealth Management, Inc. HC



The relationship of the joint filers are as follows:



Burns Wealth Management, Inc, a holding company, is the majority owner of Exencial Wealth Advisors, LLC.



The ownership breakdown of the equity shares of ProShares Merger
ETF is as follows:



Exencial Wealth Advisors, LLC is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. As of 09/30/2024, the securities reported in this Schedule 13G were held in the discretionary accounts of various clients of Exencial
Wealth Advisors, LLC. No one account owns 5% or more of the shares.